(1) Diversification of Investment Portfolio			USD=	97.92

VANGUARD SMALL CAP INDEX FUND (All Share Classes)
		(As of the end of April 2013 )
		Market Value
Type of Assets	Name of Country		Investment Ratio (%)
		Total Dollar
[Common Stock]	US	33,540,470,780	99.55
			0.00
			0.00
			0.00
	Sub-Total	33,540,470,780	99.55
Cash, Deposits, and Other Assets (after liabilities)		152,224,162	0.45
		$
Total (Net Asset Value)		33,692,694,942	100.00
		3,299,188.69	Million JPY

** Total Net Assets for Investor Shares: $[ 4,355,676,265.80] (as of the end of April 2013)

Note: Investment ratio is calculated by dividing each asset at its market value by the total Net Asset Value of the Fund. The same applies hereinafter.